UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

[redacted]

04044628

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for September 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-115858
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

118466 SASCO 2004-S3
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 30, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: /s/ Matthew Lewis
Name: Matthew Lewis
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-S3

$626,441,000 (Approximate)
STRUCTURED ASSET SECURITIES CORP.
SERIES 2004-S3
SENIOR/SUBORDINATE CERTIFICATES
BACKED BY 2ND LIEN MORTGAGES

Class	Approximate Size ($) (1)	Initial Coupon - Benchmark	WAL Call/Mat (2)	Payment Window Call/Mat (2)	C/E (3)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Moody's)
A1	$423,085,000	1M LIBOR	1.26 / 1.26	1-36 / 1-36	33.34%	TBD	10/25/2034	AAA/Aaa
A-IO	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2006	AAA/Aaa
M1	$57,376,000	1M LIBOR	5.93 / 7.31	36-76 / 36-169	24.30%	TBD	10/25/2034	AA+/Aa2
M2	$26,974,000	1M LIBOR	4.97 / 5.43	50-76 / 50-147	20.05%	TBD	10/25/2034	AA/Aa3
M3	$28,561,000	1M LIBOR	4.68 / 5.13	45-76 / 45-141	15.55%	TBD	10/25/2034	AA-/A2
M4	$14,281,000	1M LIBOR	4.55 / 4.97	43-76 / 43-133	13.30%	TBD	10/25/2034	A/A3
M5	$11,107,000	1M LIBOR	4.49 / 4.90	42-76 / 42-128	11.55%	TBD	10/25/2034	A-/Baa1
M6	$14,281,000	1M LIBOR	4.44 / 4.84	40-76 / 40-124	9.30%	TBD	10/25/2034	BBB+/Baa2
M7	$14,281,000	1M LIBOR	4.40 / 4.76	39-76 / 39-117	7.05%	TBD	10/25/2034	BBB/Baa3
M8	$8,886,000	6.00%	4.37 / 4.68	39-76 / 39-109	5.65%	N/A	10/25/2034	BBB-/NR
Not Offered Herein								
M9 (4)	$14,915,000	6.00%	4.34 / 4.56	38-76 / 38-101	3.30%	N/A	10/25/2034	BB/Ba2
B (4)	$12,694,000	6.00%	4.19 / 4.22	37-76 / 37-84	1.30%	N/A	10/25/2034	BB/NR

(1) Subject to a permitted variance of ± 5% in aggregate.
(2) The Certificates will be priced assuming the mortgage loans prepay at a speed of 30% CPR., assumes a closing date of August 30, 2004 and a first distribution date of September 25, 2004.
(3) Credit Enhancement includes initial overcollateralization of approximately 1.30% and does not include the Pool Policies.
(4) The Class M9 and Class B Certificates are not offered herein.

Credit Enhancement

The Overcollateralization Target with respect to any Distribution Date before the Stepdown Date is equal to the sum of (i) 1.30% of the Cut-off Date collateral balance, (ii) the excess, if any, of (x) 5.00% of the Cut-off Date collateral balance of the UGI insured loans over (y) the Undrawn UGI Pool Policy Balance, (iii) the excess, if any, of (x) 5.00% of the Cut-off Date collateral balance of the Old Republic insured loans over (y) the undrawn Old Republic Pool Policy Balance and (iv) the cumulative amount of the Class B Accelerated Distribution for all prior Distribution Dates.

The Overcollateralization Target with respect to any Distribution Date on or after the Stepdown Date and for which a Trigger Event is not in effect is equal to the greater of (a) 0.50% of the Cut-off Date collateral balance and (b) the sum of (i) 2.60% of the current collateral balance, (ii) the excess, if any, of (x) 10.00% of the current balance of the UGI insured loans over (y) the Undrawn UGI Pool Policy Balance, (iii) the excess, if any, of (x) 10.00% of the current balance of the Old Republic insured loans over (y) the Undrawn Old Republic Pool Policy Balance and (iv) the cumulative amount of the Class B Accelerated Distribution for all prior Distribution Dates.

The Overcollateralization Target for any Distribution Date on or after the Stepdown Date for which a Trigger Event is in effect will be equal to the Overcollateralization Target before the Stepdown Date.

The "Class B Accelerated Distribution" on each Turbo Distribution Date is equal to the lesser of the amount remaining after distributions in clauses (1) to (9) of the Interest Payment Priority, defined herein, and the class principal amount of the Class B Certificates. Such amount is payable to the Class B Certificates, in reduction of their class principal amount, until the class principal amount has been reduced to zero.

The "Turbo Distribution Date" with respect to the Class B Certificates is any distribution date where the NIMS securities are not outstanding.

The "Overcollateralization Amount" with respect to any Distribution Date is equal to the excess of (x) the aggregate pool balance for such Distribution Date over (y) the Certificate Amount after giving effect to distributions on such Distribution Date.

The "Certificate Amount", with respect to any Distribution Date is equal to the aggregate class principal balance of the Class A1 Certificates and the Class M1, Class M2, Class M3, Class M4, Class M5, Class M6, Class M7, Class M8 and Class M9 Certificates (the "Class M Certificates") and the Class B Certificates (the Class B Certificates together with the Class M Certificates, the "Subordinate Certificates"), after giving effect to distributions on such Distribution Date.

The Class A1 and Class A-IO Certificates (the Class A-IO Certificates together with the Class A1 Certificates, the "Senior Certificates") will have limited protection by means of the subordination of the Subordinate Certificates. The Senior Certificates will have the preferential right to receive interest due to them and the Class A1 Certificates will have the preferential right to receive principal available for distribution (the Class A-IO Certificates will not be entitled to any principal distributions) over certificates having a lower priority of distribution. Similarly, each class of Class M Certificates will be senior to all other classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date the Certificate Amount exceeds the aggregate pool balance, the certificate principal balance of the Subordinate Classes will be reduced by the amount of the excess (such reduction, an "Applied Loss Amount") in inverse order of priority of distribution until the certificate principal balance of all the Subordinate Classes have been reduced to zero.

Principal Payment Priority

I. Prior to the Stepdown Date:

All principal will be paid to the Class A1 Certificates, until its class principal balance has been reduced to zero.

II. On or after the Stepdown Date:

As long as a Trigger Event is not in effect, all principal will then be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5, Class M6, Class M7, Class M8, Class M9 and Class B Certificates, in that order, so that the Credit Enhancement for each class equals two times the respective original credit enhancement percentage for such class, as a product of the current pool balance, subject to a floor equal to approximately 0.50% of the Cut-off Date collateral balance.

If a Trigger Event is in effect, all principal will be allocated sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5, Class M6, Class M7, Class M8, Class M9 and Class B Certificates, in that order, until each such class is reduced to zero.

The "Stepdown Date" is the date on which the principal balance of the Class A1 Certificates has been reduced to zero.

Interest Payment Priority

The interest rates for the Class A1 and the Class M1, Class M2, Class M3, Class M4, Class M5, Class M6 Certificates and Class M7 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) the Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class M8, Class M9 and Class B Certificates (the "Fixed Rate Certificates") will be equal to the lesser of (i) 6.00% and (ii) the Net Funds Cap, calculated on a 30/360 basis.

The Interest Rate for the Class A-IO Certificates will be equal to 6.00% for the first 18 Distribution Dates, calculated on a 30/360 basis.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee, Insurance Fee and Securities Administrator Fee;

(2) To pay Current Interest and Carryforward Interest pro-rata to the Class A1 and Class A-IO Certificates;

(3) To pay Current Interest and Carryforward Interest, sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5, Class M6, Class M7, Class M8, Class M9 and Class B Certificates;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(7) To pay concurrently in proportion to their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap; (1)

(8) To pay sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5, Class M6, Class M7, Class M8, Class M9 and Class B Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap;(1)

(9) To pay sequentially to the Class M1, Class M2, Class M3, Class M4, Class M5, Class M6, Class M7, Class M8, Class M9 and Class B Certificates any Deferred Amounts; and

(10) On each Turbo Distribution Date, to the Class B Certificates, in reduction of their class principal amount, until their class principal amount has been reduced to zero.

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Amounts received under the Interest Rate Cap Agreement will be allocated in steps (7), (8) and (11)

9

Class A-IO Notional Amounts

The A-IO Notional Amount for each Distribution Date will be the lesser of the current collateral balance and the following schedule:

Distribution Dates	Class A-IO Notional Amount ($) (1)
1-6	222,142,000
7-12	158,673,000
13-18	95,204,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

(1) Approximate amount based on: (i) for the Distribution Dates 1-6, the product of (a) 0.35 and (b) the Statistical Cut-off Date collateral balance, (ii) for the Distribution Dates 7-12, the product of (a) 0.25 and (b) the Statistical Cut-off Date collateral balance, and (iii) for the Distribution Dates 13-18, the product of (a) 0.15 and (b) the Statistical Cut-off Date collateral balance.

Interest Rate Cap Agreement

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The eighteenth (18) month Interest Rate Cap Agreement will have a strike rate of 2.00%, paying a maximum of 2.50%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The notional balance of the Interest Rate Cap Agreement will amortize according to its schedule. If in any period the Notional Balance of the Interest Rate Cap Agreement exceeds the outstanding principal balance of the LIBOR Certificates and the Fixed Rate Certificates, the portion of the Interest Rate Cap payments available to benefit the LIBOR Certificates and the Fixed Rate Certificates will be limited to the amounts accrued on this lower balance. The amount accrued on the excess of the Notional Balance of the Interest Rate Cap Agreement over the aggregate principal balance of the LIBOR Certificates and the Fixed Rate Certificates will be paid directly to the Class X Certificates. The table below is an approximation of the schedule for the Interest Rate Cap Agreement the Trust intends to purchase.

Month	Approximate Notional Balance ($)		Month	Approximate Notional Balance ($)
1	-		10	474,326,719.11
2	607,425,315.89		11	459,840,907.22
3	588,975,596.44		12	445,786,807.73
4	571,075,074.58		13	432,151,619.01
5	553,707,478.35		14	418,922,917.66
6	536,857,016.34		15	406,088,647.42
7	520,508,363.48		16	393,637,108.32
8	504,646,647.35		17	381,556,946.21
9	489,257,434.82		18	369,837,142.49

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate and (ii) 2.50%, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Carryforward Interest

The "Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related accrual period at the applicable interest rate.

The "Current Interest" for any class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable interest rate during the related accrual period on the class principal balance or the class notional amounts.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) the amount calculated under its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable interest rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any of the Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable interest rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate pool balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period; provided, however, that with respect to the Fixed Rate Certificates clause (b) above will be equal to 1.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate pool balance for the immediately preceding Distribution Date exceeds (2) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the A-IO Notional Amount.

The "Net Mortgage Rate" with respect to any mortgage loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, Securities Administrator Fee and the Insurance Fee Rate.

Origination and Servicing

The majority of the mortgage loans were originated by Aurora Loan Services (15.99%), Countrywide (16.07%), Fieldstone (13.31%), New Century (33.12%) and SIB (11.63%) and as of the closing date will be serviced by Aurora Loan Services (29.64%), Wells Fargo (48.43%), Countrywide (16.07%) and Option One (5.86%).

Mortgage Insurance

Certain loans in the trust will be covered by two mortgage pool insurance policies, one from Old Republic and one from United Guaranty Insurance Corp. (the "Pool Policies"), each of which will provide coverage with respect to losses on certain mortgage loans up to an amount generally equal to 10% of the Cut-off Date collateral balance of the loans covered under their respective policies. The amount of coverage outstanding on each Pool Policy on any Distribution Date (the "Undrawn Pool Policy Balance") will be equal to the initial coverage amount minus any claims which have been paid out in respect of the policy. 7.28% of the mortgage loans as of the Statistical Cut-off Date are covered under the policy issued by Old Republic. 24.14% of the mortgage loans as of the Statistical Cut-off Date are covered under the policy issued by United Guaranty. The remaining 68.58% of the mortgage loans as of the Statistical Cut-off Date are not covered under either Pool Policy.

[Credit Risk Manager]

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' mortgage insurance claim process to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Losses

Losses not covered by the pool policies are allocated in the following order: excess spread, overcollateralization, the Class B Certificates, and the Class M Certificates in inverse numerical order. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount." The principal balance of the Class A1 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the current collateral balance of the loans is reduced to less than 10% of the Cut-off Date collateral balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on the Class A1 Certificates will increase by 2.0 times its initial margin, the margin on the Class M1, Class M2, Class M3, Class M4, Class M5, Class M6 and Class M7 Certificates will increase to 1.5 times their initial margins and the interest rate on the Class M8, Class M9 and Class B Certificates will increase by 0.50%.

"Trigger Event" will have occurred with respect to any Distribution Date on or after the Stepdown Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 22% of the most senior Subordinate Class' credit enhancement percentage for that Distribution Date or if a Cumulative Realized Loss Trigger Event is in effect for such Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Loss Trigger Event" will have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative realized losses incurred on the mortgage loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date principal balance, exceeds, the applicable loss percentage described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
October 2005 to September 2006	1.05% for the first month, plus an additional 1/12th of 1.60% for each month thereafter
October 2006 to September 2007	2.65% for the first month, plus an additional 1/12th of 2.60% for each month thereafter
October 2007 to September 2008	5.25% for the first month, plus an additional 1/12th of 2.50% for each month thereafter
October 2008 to September 2009	7.75% for the first month, plus an additional 1/12th of 2.25% for each month thereafter
October 2009 to September 2010	10.00% for the first month, plus an additional 1/12th of 0.50% for each moth thereafter
October 2010 and thereafter	10.50%

Contacts

MBS Trading	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Alok Sharma	(212) 526-8315
MBS Banking	Matt Lewis	(212) 526-7447
	Scott Stimpfel	(212) 526-5689

Summary of Terms	
Issuer:	Structured Asset Securities Corporation, Series 2004-S3
Depositor:	Structured Asset Securities Corporation
Trustee:	U.S. Bank, National Association
Securities Administrator:	Wells Fargo Bank, N.A.
Master Servicer:	Aurora Loan Services Inc.
[Credit Risk Manager]:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Distribution Date: October 25, 2004
Cut-off Date:	September 1, 2004
Statistical Cut-off Date:	August 1, 2004
Expected Pricing Date:	September [17], 2004
Closing Date:	September 30, 2004
Settlement Date:	September 30, 2004
Delay Days:	0 Days on the LIBOR Certificates and 0 Days on the Fixed Rate Certificates
Dated Date:	September [25], 2004
Day Count:	Actual/360 for LIBOR Certificates 30/360 for Fixed Rate Certificates and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.500% of the loan principal balance annually
Securities Administrator Fee:	0.008% of the loan principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments of $1 in excess thereof for the Class A1 Certificates. Minimum $100,000; increments of $1,000 in excess thereof for the Subordinate Certificates. Minimum $1,000,000; increments of $1 in excess thereof for the Class A-IO Certificates.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible.
ERISA Eligibility:	The Senior Certificates and Class M Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call (1)				
% CPR	20%	30%	40%	50%
Class A1				
Avg. Life (yrs)	1.96	1.26	0.90	0.67
Window (mos)	1-57	1-36	1-26	1-19
Expected Final Mat.	5/25/2009	8/25/2007	10/25/2006	3/25/2006
Class M1				
Avg. Life (yrs)	9.09	5.93	4.08	3.12
Window (mos)	57-118	36-76	26-54	19-41
Expected Final Mat.	6/25/2014	12/25/2010	2/25/2009	1/25/2008
Class M2				
Avg. Life (yrs)	7.82	4.97	3.62	2.66
Window (mos)	79-118	50-76	37-54	27-41
Expected Final Mat.	6/25/2014	12/25/2010	2/25/2009	1/25/2008
Class M3				
Avg. Life (yrs)	7.34	4.68	3.38	2.50
Window (mos)	71-118	45-76	33-54	24-41
Expected Final Mat.	6/25/2014	12/25/2010	2/25/2009	1/25/2008
Class M4				
Avg. Life (yrs)	7.11	4.55	3.27	2.42
Window (mos)	68-118	43-76	32-54	23-41
Expected Final Mat.	6/25/2014	12/25/2010	2/25/2009	1/25/2008
Class M5				
Avg. Life (yrs)	7.02	4.49	3.22	2.39
Window (mos)	66-118	42-76	31-54	22-41
Expected Final Mat.	6/25/2014	12/25/2010	2/25/2009	1/25/2008
Class M6				
Avg. Life (yrs)	6.94	4.44	3.18	2.36
Window (mos)	64-118	40-76	30-54	22-41
Expected Final Mat.	6/25/2014	12/25/2010	2/25/2009	1/25/2008
Class M7				
Avg. Life (yrs)	6.87	4.40	3.14	2.34
Window (mos)	62-118	39-76	29-54	21-41
Expected Final Mat.	6/25/2014	12/25/2010	2/25/2009	1/25/2008
Class M8				
Avg. Life (yrs)	6.82	4.37	3.12	2.33
Window (mos)	61-118	39-76	28-54	21-41
Expected Final Mat.	6/25/2014	12/25/2010	2/25/2009	1/25/2008

(1) Assumes a closing date of August 30, 2004 and a first distribution date of September 25, 2004.

Sensitivity Analysis – To Maturity(1)				
% CPR	20%	30%	40%	50%
Class A1				
Avg. Life (yrs)	1.96	1.26	0.90	0.67
Window (mos)	1-57	1-36	1-26	1-19
Expected Final Mat.	5/25/2009	8/25/2007	10/25/2006	3/25/2006
Class M1				
Avg. Life (yrs)	10.75	7.31	5.05	3.81
Window (mos)	57-215	36-169	26-121	19-91
Expected Final Mat.	7/25/2022	9/25/2018	9/25/2014	3/25/2012
Class M2				
Avg. Life (yrs)	8.37	5.43	3.95	2.89
Window (mos)	79-187	50-147	37-105	27-78
Expected Final Mat.	3/25/2020	11/25/2016	5/25/2013	2/25/2011
Class M3				
Avg. Life (yrs)	7.88	5.13	3.69	2.72
Window (mos)	71-179	45-141	33-101	24-75
Expected Final Mat.	7/25/2019	5/25/2016	1/25/2013	11/25/2010
Class M4				
Avg. Life (yrs)	7.66	4.97	3.57	2.64
Window (mos)	68-178	43-133	32-95	23-71
Expected Final Mat.	6/25/2019	9/25/2015	7/25/2012	7/25/2010
Class M5				
Avg. Life (yrs)	7.56	4.90	3.51	2.60
Window (mos)	66-178	42-128	31-92	22-68
Expected Final Mat.	6/25/2019	4/25/2015	4/25/2012	4/25/2010
Class M6				
Avg. Life (yrs)	7.48	4.84	3.46	2.56
Window (mos)	64-176	40-124	30-88	22-66
Expected Final Mat.	4/25/2019	12/25/2014	12/25/2011	2/25/2010
Class M7				
Avg. Life (yrs)	7.39	4.76	3.40	2.51
Window (mos)	62-176	39-117	29-83	21-62
Expected Final Mat.	4/25/2019	5/25/2014	7/25/2011	10/25/2009
Class M8				
Avg. Life (yrs)	7.27	4.68	3.34	2.48
Window (mos)	61-165	39-109	28-77	21-57
Expected Final Mat.	5/25/2018	9/25/2013	1/25/2011	5/25/2009

(1) Assumes a closing date of August 30, 2004 and a first distribution date of September 25, 2004.

A-IO Sensitivity Analysis (1)(4)

Price (%) (2)	Yield (%)
6.2635	2.00
6.2535	2.25
6.2435	2.50
6.2335	2.75
6.2235	3.00
6.2136	3.25
6.2037	3.50
6.1939	3.75
6.1841	4.00

Mod. Duration 0.63 (3)

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 6.22350% plus accrued interest.
(4) Assumes a closing date of August 30, 2004 and a first distribution date of September 25, 2004.

Available Funds Cap Schedule (1) (2) (3)

Period	Available Funds Cap (%)	Period	Available Funds Cap (%)
1	6.64344	31	9.60365
2	9.26648	32	8.67421
3	8.90180	33	8.96329
4	9.12846	34	8.67409
5	8.76408	35	8.96316
6	8.69199	36	8.67396
7	10.31262	37	8.6739
8	9.25953	38	8.96296
9	9.50948	39	8.67377
10	9.14414	40	8.96283
11	9.38652	41	8.67364
12	9.02144	42	8.67357
13	9.79402	43	9.27167
14	10.07882	44	8.67343
15	9.71212	45	8.96247
16	9.99155	46	8.67328
17	9.62503	47	8.96232
18	9.57944	48	8.67313
19	9.60437	49	8.67306
20	8.67486	50	8.96208
21	8.96397	51	8.6729
22	8.67476	52	8.96192
23	8.96387	53	8.67274
24	8.67466	54	8.67266
25	8.67461	55	9.60179
26	8.96370	56	8.6725
27	8.67450	57	8.96149
28	8.96359	58	8.67233
29	8.67438	59	8.96131
30	8.67433	60	8.67215

(1) Based on 1 month Libor of 20% for each period. Values reflect the contribution of the Interest Rate Cap.

(2) Assumes prepayments occur at 30% CPR.

(3) Assumes a closing date of August 30, 2004 and a first distribution date of September 25, 2004.

SASCO 2004-S3 Collateral Summary –Aggregate

Total Number of Loans	14,314	**Prepayment Penalty**	
Total Outstanding Loan Balance	$634,690,782	None	61.8%
Average Loan Principal Balance	44,341	0.001-1.000	1.9%
Fixed Rate	100.0%	1.001-2.000	20.9%
Prepayment Penalty	38.2%	2.001-3.000	15.1%
Weighted Average Coupon	10.0%	4.001-5.000	0.3%
Weighted Average Original Term (mo.)	248		
Weighted Average Remaining Term (mo.)	245	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	3	(Other states account individually for less than	
Weighted Average Combined LTV	98.5%	4% of the Statistical Cut-off Date principal balance)	
Non-Zero Weighted Average FICO	681	CA	40.7%
Non-Zero Weighted Average DTI	39.2%	CO	5.8%
		WA	5.7%
Lien Position		AZ	5.4%
Second	100.0%	FL	5.0%
		TX	4.8%
Product Type		**Occupancy Status**	
Fully Amortizing	54.1%	Primary Home	91.4%
Balloon	45.9%	Investment	6.3%
		Second Home	2.3%

Collateral Characteristics – Aggregate

Collateral characteristics are listed below as of the Statistical Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 50,000.00	9,859	$307,599,128.29	48.46%
50,000.01 - 100,000.00	4,055	278,293,534.30	43.85
100,000.01 – 150,000.00	373	43,865,052.81	6.91
150,000.01 – 200,000.00	25	4,474,337.48	0.70
200,000.01 – 250,000.00	2	458,728.96	0.07
Total:	**14,314**	**$634,690,781.84**	**100.00%**

Minimum.: $434.54
Maximum: $248,915.94
Average: $44,340.56

Collateral Characteristics- Aggregate

Collateral characteristics are listed below as of the Statistical Cut-Off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
4.501 - 5.000	1	$20,730.90	0.00%
5.501 - 6.000	4	156,189.40	0.02
6.001 - 6.500	17	765,510.65	0.12
6.501 - 7.000	26	1,345,529.32	0.21
7.001 - 7.500	51	2,527,729.85	0.40
7.501 - 8.000	205	9,603,896.75	1.51
8.001 - 8.500	451	20,963,982.44	3.30
8.501 - 9.000	1,086	48,858,485.81	7.70
9.001 - 9.500	2,328	105,445,760.24	16.61
9.501 - 10.000	4,062	187,994,746.59	29.62
10.001 - 10.500	2,122	101,884,855.63	16.05
10.501 - 11.000	1,799	75,101,291.90	11.83
11.001 - 11.500	1,041	38,230,426.36	6.02
11.501 - 12.000	529	19,574,674.43	3.08
12.001 - 12.500	115	4,806,350.56	0.76
12.501 - 13.000	455	16,777,354.37	2.64
13.001 - 13.500	4	135,492.13	0.02
13.501 - 14.000	11	272,147.14	0.04
14.001 >=	7	225,627.37	0.04
Total:	**14,314**	**$634,690,781.84**	**100.00%**

Minimum: 5.000%
Maximum: 14.500%
Weighted Average: 10.010%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Aggregate

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
1 - 170	5	$78,257.26	0.01%
171 - 180	7,125	311,242,516.33	49.04
181 - 240	3,339	126,022,062.30	19.86
301 - 360	3,845	197,347,945.95	31.09
Total:	**14,314**	**$634,690,781.84**	**100.00%**

Minimum: 60
Maximum: 360
Weighted Average: 248

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Principal Balance
1 - 170	73	$2,617,500.21	0.41%
171 - 180	7,057	308,703,273.38	48.64
181 - 240	3,339	126,022,062.30	19.86
301 - 360	3,845	197,347,945.95	31.09
Total:	**14,314**	**$634,690,781.84**	**100.00%**

Minimum: 57
Maximum: 360
Weighted Average: 245

Collateral Characteristics – Aggregate

Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.001 – 10.000	1	$32,716.13	0.01%
10.001 - 20.000	5	463,318.58	0.07
20.001 - 30.000	16	750,401.36	0.12
30.001 - 40.000	6	354,689.21	0.06
40.001 - 50.000	5	152,744.18	0.02
50.001 - 60.000	5	182,273.18	0.03
60.001 - 70.000	26	1,166,980.37	0.18
70.001 - 80.000	70	3,729,553.55	0.59
80.001 - 90.000	1,014	34,242,250.61	5.40
90.001 - 100.000	13,166	593,615,854.67	93.53
Total:	**14,314**	**$634,690,781.84**	**100.00%**

Minimum: 10.000%
Maximum: 100.000%
Weighted Average: 98.524%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
551 – 600	624	$23,699,204.40	3.73%
601 – 650	3,748	152,094,287.99	23.96
651 – 700	5,496	254,595,095.37	40.11
701 – 750	3,177	146,260,634.60	23.04
751 – 800	1,231	56,301,392.92	8.87
801 >=	38	1,740,166.56	0.27
	14,314	**$634,690,781.84**	**100.00%**

Minimum: 560
Maximum: 831
Weighted Average: 681

Collateral Characteristics- Aggregate

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Pool Principal Balance**
Purchase	12,139	$540,919,463.84	85.23%
Cash Out Refinance	1,784	78,610,744.56	12.39
Rate/Term Refinance	389	15,089,118.71	2.38
Debt Consolidation	1	37,000.00	0.01
Home Improvement	1	34,454.73	0.01
Total:	**14,314**	**$634,690,781.84**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Pool Principal Balance**
Single Family	10,175	$449,016,628.29	70.75%
PUD	2,704	121,083,293.12	19.08
Condo	1,276	55,676,945.81	8.77
2-4 Family	159	8,913,914.62	1.40
Total:	**14,314**	**$634,690,781.84**	**100.00%**

Collateral Characteristics- Aggregate

Collateral characteristics are listed below as of the Statistical Cut-off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
CA-S	2,408	$143,960,090.72	22.68%
CA-N	1,787	114,117,218.38	17.98
CO	873	36,708,034.21	5.78
WA	898	36,174,490.73	5.70
AZ	1,051	34,218,588.43	5.39
FL	888	31,654,086.84	4.99
TX	901	30,371,390.56	4.79
IL	462	18,337,485.20	2.89
MA	331	17,414,242.50	2.74
VA	328	16,314,479.46	2.57
MD	334	15,726,415.38	2.48
NV	355	15,241,336.42	2.40
UT	393	13,362,606.30	2.11
OR	347	12,408,806.45	1.96
MI	273	8,514,722.39	1.34
MN	217	8,511,762.65	1.34
GA	228	7,246,384.07	1.14
HI	100	6,309,989.27	0.99
NY	107	5,386,245.88	0.85
ID	211	5,357,622.70	0.84
CT	134	4,851,162.55	0.76
MO	164	4,624,268.76	0.73
NJ	94	4,619,034.18	0.73
OH	152	4,093,232.72	0.64
NC	135	3,960,738.34	0.62
PA	108	3,316,027.26	0.52
IN	108	2,890,304.03	0.46
TN	103	2,689,549.47	0.42
WI	93	2,620,973.31	0.41
RI	63	2,558,122.72	0.40
Other	668	21,131,369.96	3.33
Total:	**14,314**	**$634,690,781.84**	**100.00%**

Collateral Characteristics - Aggregate

Collateral characteristics are listed below as of the Statistical Cut-off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
None	9,322	$392,065,485.95	61.77%
1% Amt. Prepaid	2	55,275.96	0.01
1% of Orig. Bal.	75	2,278,669.42	0.36
1% of UPB	113	3,683,602.23	0.58
10% 7% 3.5% of Orig. Bal.	6	156,017.01	0.02
10% of Orig. Bal.	1	28,525.42	0.00
12 Mos. Int. Amt. Prepaid >20% Orig. Bal.	5	225,448.89	0.04
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	6	380,016.15	0.06
2 Mos. Int. Amt. Prepaid >33% Orig. Bal.	1	61,833.33	0.01
2 Mos. Int. on 80% UPB	4	124,399.59	0.02
2% Amt. Prepaid	5	188,561.05	0.03
2% of Orig. Bal.	31	1,250,256.87	0.20
2% of UPB	256	9,688,560.22	1.53
3 Mos. Int. Amt. Prepaid >20% Orig. Bal.	1	40,947.98	0.01
3 Mos. Int. of UPB	16	1,170,889.04	0.18
3 Mos. Int. on 80%	46	1,643,140.91	0.26
3% 2% 1% of Orig. Bal.	12	280,317.77	0.04
3% 2% of UPB	1	26,787.64	0.00
3% of UPB	66	3,541,856.57	0.56
5% 4% 3% 2% 1% of Orig. Bal.	132	4,592,700.46	0.72
5% 4% 3% of UPB	6	195,879.19	0.03
5% of Orig. Bal.	25	1,001,524.46	0.16
5% of UPB	69	2,381,260.98	0.38
6 Mos. Int. Amount Prepaid >20% Orig. Bal.	2,178	112,271,646.97	17.69
6 Mos. Int. Amount Prepaid >20% UPB	1,109	57,782,044.46	9.10
6 Mos. Int. on 80% of UPB	10	412,469.75	0.06
6 Mos. Int. on 80% UPB	9	329,013.32	0.05
6 Mos. Int. on UPB	806	38,802,105.40	6.11
6% of UPB	1	$31,544.85	0.00%
Total:	**14,314**	**$634,690,781.84**	**100.00%**

Collateral Characteristics - Aggregate

Collateral characteristics are listed below as of the Statistical Cut-off Date

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Pool Principal Balance**
Full	7,299	$301,186,961.74	47.45%
Stated	4,895	236,517,740.95	37.27
Limited	1,455	70,569,215.80	11.12
No Documentation	580	22,203,791.15	3.50
No Ratio	85	4,213,072.20	0.66
Total:	**14,314**	**$634,690,781.84**	**100.00%**

SASCO 2004-S3 Collateral Summary –Sub-Group 1 (Insured Loans)

Total Number of Loans	4,195	**Prepayment Penalty**	
Total Outstanding Loan Balance	$199,415,155	None	82.9%
Average Loan Principal Balance	$47,536	0.001-1.000	1.0%
Fixed Rate	100.0%	1.001-2.000	4.3%
Prepayment Penalty	17.1%	2.001-3.000	11.5%
Weighted Average Coupon	9.5%	4.001-5.000	0.2%
Weighted Average Original Term (mo.)	217		
Weighted Average Remaining Term (mo.)	214	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	2	(Other states account individually for less than	
Weighted Average Combined LTV	98.3%	4% of the Statistical Cut-off Date principal balance)	
Non-Zero Weighted Average FICO	710	CA	41.3%
Non-Zero Weighted Average DTI	38.0%	CO	8.8%
		TX	7.0%
Lien Position		FL	5.6%
Second	100.0%	AZ	5.2%
Product Type		**Occupancy Status**	
Fully Amortizing	73.2%	Primary Home	97.6%
Balloon	26.8%	Second Home	2.4%

Collateral Characteristics – Sub-Group 1 (Insured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 50,000.00	2,656	$87,288,169.61	43.77%
50,000.01 - 100,000.00	1,384	93,511,899.36	46.89
100,000.01 - 150,000.00	155	18,615,086.05	9.33
Total:	**4,195**	**$199,415,155.02**	**100.00%**

Minimum: $433.54
Maximum: $150,000.00
Average: $47,536.39

Collateral Characteristics- Sub-Group 1 (Insured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
5.501 - 6.000	4	$156,189.40	0.08%
6.001 - 6.500	12	600,647.61	0.30
6.501 - 7.000	21	1,105,310.93	0.55
7.001 - 7.500	40	2,114,161.28	1.06
7.501 - 8.000	139	6,597,335.85	3.31
8.001 - 8.500	315	15,451,554.79	7.75
8.501 - 9.000	701	33,045,956.02	16.57
9.001 - 9.500	714	34,184,499.86	17.14
9.501 - 10.000	1,179	57,055,169.52	28.61
10.001 - 10.500	551	26,170,203.39	13.12
10.501 - 11.000	339	15,394,417.63	7.72
11.001 - 11.500	112	4,963,160.92	2.49
11.501 - 12.000	54	1,962,983.58	0.98
12.001 - 12.500	6	305,686.82	0.15
12.501 - 13.000	7	245,277.42	0.12
13.001 - 13.500	1	62,600.00	0.03
Total:	**4,195**	**$199,415,155.02**	**100.00%**

Minimum: 5.875%
Maximum: 13.125%
Weighted Average: 9.539%

Collateral Characteristics- Sub-Group 1 (Insured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
1 – 170	2	$24,343.41	0.01%
171 – 180	3,189	153,078,762.22	76.76
181 – 240	217	8,743,459.49	4.38
301 – 360	787	37,568,589.90	18.84
Total:	**4,195**	**$199,415,155.02**	**100.00%**

Minimum: 120
Max.: 360
Weighted Average: 217

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Principal Balance**
1 – 170	31	$1,244,163.20	0.62%
171 – 180	3,160	151,858,942.43	76.15
181 – 240	217	8,743,459.49	4.38
301 – 360	787	37,568,589.90	18.84
Total:	**4,195**	**$199,415,155.02**	**100.00%**

Minimum: 114
Maximum: 360
Weighted Average: 214

Collateral Characteristics- Sub-Group 1 (Insured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
10.001 - 20.000	4	$263,318.58	0.13%
20.001 - 30.000	10	349,598.26	0.18
30.001 - 40.000	3	239,898.05	0.12
40.001 - 50.000	2	40,776.82	0.02
60.001 - 70.000	8	335,039.44	0.17
70.001 - 80.000	8	440,802.21	0.22
80.001 - 90.000	311	11,921,123.61	5.98
90.001 - 100.000	3,849	185,824,598.05	93.18
Total:	**4,195**	**$199,415,155.02**	**100.00%**

Minimum: 15.260%
Maximum: 100.000%
Weighted Average: 98.326%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
601 – 650	22	$848,560.45	0.43%
651 – 700	1,984	92,567,773.14	46.42
701 – 750	1,599	75,922,530.65	38.07
751 – 800	568	29,126,658.53	14.61
801 >=	22	949,632.25	0.48
	4,195	**$199,415,155.02**	**100.00%**

Minimum: 620
Maximum: 819
Weighted Average: 710

Collateral Characteristics- Sub-Group 1 (Insured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	3,628	$174,823,221.11	87.67%
Cash Out Refinance	398	18,225,569.18	9.14
Rate/Term Refinance	169	6,366,364.73	3.19
Total:	**4,195**	**$199,415,155.02**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Single Family	2,754	$132,230,266.55	66.31%
PUD	954	45,915,790.16	23.03
Condo	486	21,216,985.87	10.64
2-4 Family	1	52,112.44	0.03
Total:	**4,195**	**$199,415,155.02**	**100.00%**

Collateral Characteristics- Sub-Group 1 (Insured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
CA-S	833	$50,130,793.40	25.14%
CA-N	498	32,298,169.56	16.20
CO	387	17,514,949.15	8.78
TX	371	13,865,912.50	6.95
FL	289	11,095,504.62	5.56
AZ	297	10,307,976.02	5.17
MD	156	7,953,376.03	3.99
VA	139	7,566,019.59	3.79
IL	152	6,453,981.80	3.24
NV	112	5,100,408.34	2.56
WA	113	4,788,648.62	2.40
UT	131	4,439,551.62	2.23
MA	58	3,348,755.78	1.68
MI	71	2,517,911.21	1.26
OR	53	2,266,695.04	1.14
MN	53	2,241,975.18	1.12
GA	43	1,396,193.62	0.70
NJ	29	1,308,562.26	0.66
MO	43	1,261,643.53	0.63
DC	20	1,172,626.34	0.59
PA	32	1,144,842.43	0.57
HI	14	1,003,831.69	0.50
OH	28	867,059.14	0.43
WI	25	806,332.01	0.40
NY	16	780,627.61	0.39
ID	26	750,897.46	0.38
TN	24	655,972.91	0.33
NM	13	611,354.07	0.31
NC	16	582,482.08	0.29
NH	12	540,675.81	0.27
Other	141	4,641,425.60	2.33
Total:	**4,195**	**$199,415,155.02**	**100.00%**

Collateral Characteristics - Sub-Group 1 (Insured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
None	3,506	$165,346,002.28	82.92%
1% of Orig. Bal.	13	372,240.43	0.19
1% of UPB	10	331,256.78	0.17
10% of Orig. Bal.	1	28,525.42	0.01
12 Mos. Int. Amt. Prepaid >20% Orig. Bal.	1	30,318.30	0.02
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	2	145,083.71	0.07
2% of Orig. Bal.	1	38,940.47	0.02
2% of UPB	8	248,534.92	0.12
3 Mos. Int. Amt. Prepaid >20% Orig. Bal.	1	40,947.98	0.02
3 Mos. Int. of UPB	1	45,425.92	0.02
3% 2% of UPB	1	26,787.64	0.01
5% 4% 3% 2% 1% of Orig. Bal.	15	534,531.78	0.27
5% 4% 3% of UPB	1	34,942.08	0.02
5% of Orig. Bal.	10	431,241.74	0.22
5% of UPB	19	804,609.53	0.40
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	266	13,787,657.95	6.91
6 Mos. Int. Amt. Prepaid >20% UPB	1	55,608.06	0.03
6 Mos. Int. on 80% UPB	6	160,291.28	0.08
6 Mos. Int. on UPB	331	16,920,663.90	8.49
6% of UPB	1	31,544.85	0.02
Total:	**4,195**	**$199,415,155.02**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Full	1,587	$76,901,444.96	38.56%
Stated	1,566	72,148,690.81	36.18
Limited	1,042	50,365,019.25	25.26
Total:	**4,195**	**$199,415,155.02**	**100.00%**

SASCO 2004-S3 Collateral Summary –Sub-Group 2 (Uninsured Loans)

Total Number of Loans	10,119	**Prepayment Penalty**	
Total Outstanding Loan Balance	$435,275,627	None	52.1%
Average Loan Principal Balance	$43,016	0.001-1.000	2.4%
Fixed Rate	100.0%	1.001-2.000	28.5%
Prepayment Penalty	47.9%	2.001-3.000	16.7%
Weighted Average Coupon	10.2%	4.001-5.000	0.3%
Weighted Average Original Term (mo.)	262		
Weighted Average Remaining Term (mo.)	259	**Geographic Distribution**	
Weighted Average Loan Age (mo.)	3	(Other states account individually for less than	
Weighted Average Combined LTV	98.6%	4% of the Statistical Cut-off Date principal balance)	
Non-Zero Weighted Average FICO	667	CA	40.4%
Non-Zero Weighted Average DTI	39.8%	WA	7.2%
		AZ	5.5%
Lien Position		FL	4.7%
Second	100.0%	CO	4.4%
Product Type		**Occupancy Status**	
Fully Amortizing	66.5%	Primary Home	88.6%
Balloon	33.5%	Investment	9.2%
		Second Home	2.2%

Collateral Characteristics – Sub-Group 2 (Uninsured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Sub-Group Principal Balance
0.01 - 50,000.00	7,203	$220,310,958.68	50.61%
50,000.01 - 100,000.00	2,671	184,781,634.94	42.45
100,000.01 - 150,000.00	218	25,249,966.76	5.80
150,000.01 - 200,000.00	25	4,474,337.48	1.03
200,000.01 - 250,000.00	2	458,728.96	0.11
Total:	**10,119**	**$435,275,626.82**	**100.00%**

Minimum: $3,732.34
Maximum: $248,915.94
Average: $43,015.68

Collateral Characteristics- Sub-Group 2 (Uninsured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Sub-Group Principal Balance**
4.501 - 5.000	1	$20,730.90	0.00%
6.001 - 6.500	5	164,863.04	0.04
6.501 - 7.000	5	240,218.39	0.06
7.001 - 7.500	11	413,568.57	0.10
7.501 - 8.000	66	3,006,560.90	0.69
8.001 - 8.500	136	5,512,427.65	1.27
8.501 - 9.000	385	15,812,529.79	3.63
9.001 - 9.500	1,614	71,261,260.38	16.37
9.501 - 10.000	2,883	130,939,577.07	30.08
10.001 - 10.500	1,571	75,714,652.24	17.39
10.501 - 11.000	1,460	59,706,874.27	13.72
11.001 - 11.500	929	33,267,265.44	7.64
11.501 - 12.000	475	17,611,690.85	4.05
12.001 - 12.500	109	4,500,663.74	1.03
12.501 - 13.000	448	16,532,076.95	3.80
13.001 - 13.500	3	72,892.13	0.02
13.501 - 14.000	11	272,147.14	0.06
14.001 >=	7	225,627.37	0.05
Total:	**10,119**	**$435,275,626.82**	**100.00%**

Minimum: 5.000%
Maximum: 14.500%
Weighted Average: 10.226%

Collateral Characteristics- Sub-Group 2 (Uninsured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Sub-Group Principal Balance
1 - 170	3	$53,913.85	0.01%
171 - 180	3,936	158,163,754.11	36.34
181 - 240	3,122	117,278,602.81	26.94
301 - 360	3,058	159,779,356.05	36.71
Total:	**10,119**	**$435,275,626.82**	**100.00%**

Minimum: 60
Maximum: 360
Weighted Average: 262

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Sub-Group Principal Balance
1 - 170	42	$1,373,337.01	0.32%
171 - 180	3,897	156,844,330.95	36.03
181 - 240	3,122	117,278,602.81	26.94
301 - 360	3,058	159,779,356.05	36.71
Total:	**10,119**	**$435,275,626.82**	**100.00%**

Minimum: 57
Maximum: 360
Weighted Average: 259

Collateral Characteristics- Sub-Group 2 (Uninsured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Sub-Group Principal Balance
0.001 - 10.000	1	$32,716.13	0.01%
10.001 - 20.000	1	200,000.00	0.05
20.001 - 30.000	6	400,803.10	0.09
30.001 - 40.000	3	114,791.16	0.03
40.001 - 50.000	3	111,967.36	0.03
50.001 - 60.000	5	182,273.18	0.04
60.001 - 70.000	18	831,940.93	0.19
70.001 - 80.000	62	3,288,751.34	0.76
80.001 - 90.000	703	22,321,127.00	5.13
90.001 - 100.000	9,317	407,791,256.62	93.69
Total:	**10,119**	**$435,275,626.82**	**100.00%**

Minimum: 10.000%
Maximum: 100.000%
Weighted Average: 98.615%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Sub-Group Principal Balance
551 - 600	624	$23,699,204.40	5.44%
601 - 650	3,726	151,245,727.54	34.75
651 - 700	3,512	162,027,322.23	37.22
701 - 750	1,578	70,338,103.95	16.16
751 - 800	663	27,174,734.39	6.24
801 >=	16	790,534.31	0.18
Total:	**10,119**	**$435,275,626.82**	**100.00%**

Minimum: 560
Maximum: 831
Weighted Average: 681

Collateral Characteristics- Sub-Group 2 (Uninsured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Sub-Group Principal Balance
Purchase	8,511	$366,096,242.73	84.11%
Cash Out Refinance	1,386	60,385,175.38	13.87
Rate/Term Refinance	220	8,722,753.98	2.00
Debt Consolidation	1	37,000.00	0.01
Home Improvement	1	34,454.73	0.01
Total:	**10,119**	**$435,275,626.82**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Sub-Group Principal Balance
Single Family	7,421	$316,786,361.74	72.78%
PUD	1,750	75,167,502.96	17.27
Condo	790	34,459,959.94	7.92
2-4 Family	158	8,861,802.18	2.04
Total:	**10,119**	**$435,275,626.82**	**100.00%**

Collateral Characteristics- Sub-Group 2 (Uninsured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Sub-Group Principal Balance
CA-S	1,575	$93,829,297.32	21.56%
CA-N	1,289	81,819,048.82	18.80
WA	785	31,385,842.11	7.21
AZ	754	23,910,612.41	5.49
FL	599	20,558,582.22	4.72
CO	486	19,193,085.06	4.41
TX	530	16,505,478.06	3.79
MA	273	14,065,486.72	3.23
IL	310	11,883,503.40	2.73
OR	294	10,142,111.41	2.33
NV	243	10,140,928.08	2.33
UT	262	8,923,054.68	2.05
VA	189	8,748,459.87	2.01
MD	178	7,773,039.35	1.79
MN	164	6,269,787.47	1.44
MI	202	5,996,811.18	1.38
GA	185	5,850,190.45	1.34
HI	86	5,306,157.58	1.22
ID	185	4,606,725.24	1.06
NY	91	4,605,618.27	1.06
CT	123	4,338,776.51	1.00
NC	119	3,378,256.26	0.78
MO	121	3,362,625.23	0.77
NJ	65	3,310,471.92	0.76
OH	124	3,226,173.58	0.74
IN	94	2,499,079.02	0.57
RI	56	2,298,443.28	0.53
PA	76	2,171,184.83	0.50
TN	79	2,033,576.56	0.47
NH	50	1,894,328.44	0.44
Other	532	15,248,891.49	3.50
Total:	**10,119**	**$435,275,626.82**	**100.00%**

Collateral Characteristics- Sub-Group 2 (Uninsured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Sub-Group Principal Balance
None	5,816	$226,719,483.67	52.09%
1% Amt. Prepaid	2	55,275.96	0.01
1% of Orig. Bal.	62	1,906,428.99	0.44
1% of UPB	103	3,352,345.45	0.77
10% 7% 3.5% of Orig. Bal.	6	156,017.01	0.04
12 Mos. Int. Amt. Prepaid >20% Orig. Bal.	4	195,130.59	0.04
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	4	234,932.44	0.05
2 Mos. Int. Amt. Prepaid >33% Orig. Bal.	1	61,833.33	0.01
2 Mos. Int. on 80% UPB	4	124,399.59	0.03
2% Amt. Prepaid	5	188,561.05	0.04
2% of Orig. Bal.	30	1,211,316.40	0.28
2% of UPB	248	9,440,025.30	2.17
3 Mos. Int. of UPB	15	1,125,463.12	0.26
3 Mos. Int. on 80%	46	1,643,140.91	0.38
3% 2% 1% of Orig. Bal.	12	280,317.77	0.06
3% of UPB	66	3,541,856.57	0.81
5% 4% 3% 2% 1% of Orig. Bal.	117	4,058,168.68	0.93
5% 4% 3% of UPB	5	160,937.11	0.04
5% of Orig. Bal.	15	570,282.72	0.13
5% of UPB	50	1,576,651.45	0.36
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	1,912	98,483,989.02	22.63
6 Mos. Int. Amt. Prepaid >20% UPB	1,108	57,726,436.40	13.26
6 Mos. Int. on 80% of UPB	10	412,469.75	0.09
6 Mos. Int. on 80% UPB	3	168,722.04	0.04
6 Mos. Int. on UPB	475	21,881,441.50	5.03
Total:	**10,119**	**$435,275,626.82**	**100.00%**

Collateral Characteristics- Sub-Group 2 (Uninsured Loans)

Collateral characteristics are listed below as of the Statistical Cut-off Date

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Sub-Group Principal Balance
Full	5,712	$224,285,516.78	51.53%
Stated	3,329	164,369,050.14	37.76
No Documentation	580	22,203,791.15	5.10
Limited	413	20,204,196.55	4.64
No Ratio	85	4,213,072.20	0.97
Total:	**10,119**	**$435,275,626.82**	**100.00%**